UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 29, 2018 Husky Energy Inc. issued a press release entitled “Husky Energy to Hold Investor Day on May 29, 2018”. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
JAMES D. GIRGULIS
Date: May 29, 2018		SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Calgary, Alberta

May 29, 2018

Husky Energy to Hold Investor Day on May 29, 2018

Five-Year Plan Highlights1

Key Metrics	2018F	2022F	2018F – 2022F CAGR[2]
Funds from operations[3] (FFO)	$4B	$5B	6%
Free cash flow[3]	$1B	$1.4B	9%
Upstream Production (mboe/day)	310-320	410-420	7%
Downstream throughputs (mbbls/day)	360-370	360-370
Thermal bitumen production (mbbls/day)	126-130	200	12%
Heavy processing capacity (mbbls/day)	190	220
Upstream operating cost/bbl	$13-13.50	$11-12
Downstream operating costs/bbl (Cdn)	$7-8	$7-8
Earnings break-even oil price (US WTI)[3]	$42	$37

Ranges and Targets	2018F – 2022F
Annual base dividend	$300M with option to grow
Sustaining capital[3]	Average $1.9B
Capital spending	Average $3.5B
5-yr avg. proved reserves replacement ratio	Target >130%
Net debt to FFO[3] at $35 US WTI	<2x

(1)	Based on an oil price of $60 US WTI, an AECO price of $2 Cdn and a Chicago 3:2:1 crack spread of $16 US (2018 through 2022)
(2)	Compound annual growth rate
(3)	Non-GAAP measures, refer to advisories

Husky Energy will hold its Investor Day in Toronto today to update its five-year plan and review progress on executing its strategy.

“Investments in our Integrated Corridor and Offshore businesses are expected to deliver seven percent compounded annual upstream production growth over the plan, while lowering our earnings break-even oil price from $42 US WTI today to around $37 by 2022,” said CEO Rob Peabody. “This, in turn, is expected to generate increasing funds from operations and free cash flow under a flat commodity price assumption, providing for further acceleration of growth and an increasing return of cash to shareholders.”

“We have a commitment to deliver this plan with an unrelenting focus on process and occupational safety,” added Peabody.

“The Company continues to maintain its resilience, with a strong balance sheet and enhanced stability of cash flow through its tight physical integration and increasing exposure to high netback production in the fast-growing energy markets in Asia.”

Presentations will be webcast and available at www.huskyenergy.com

Location:	Toronto Marriott City Centre Hotel
One Blue Jays Way, Toronto, Ontario

Presentations begin at 9 a.m. Eastern Time. The webcast may be accessed approximately 10 minutes before the scheduled start time.

Investor and Media Inquiries:

Rob Knowles, Manager, Investor Relations

587-747-2116

Mel Duvall, Manager, Media & Issues

403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release, including “financial outlook”, are forward-looking statements and information (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

In particular, forward-looking statements in this news release include, but are not limited to, references to: forecast FFO, free cash flow, Upstream production, Downstream throughputs, thermal bitumen production, heavy processing capacity, upstream operating costs per barrel, Downstream operating costs per barrel and earnings break-even oil price for 2018 and 2022; ranges and targets for annual base dividend, sustaining capital, capital spending, five-year average proved reserves replacement ratio and net debt to FFO for 2018 to 2022; forecast FFO, free cash flow, Upstream production and thermal bitumen production compound annual growth rate for 2018 to 2022; and the expected acceleration of growth and increasing return of cash to shareholders resulting from the increased FFO and free cash flow.

Certain of the information in this news release is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding the Company’s reasonable expectations as to the anticipated results of its proposed business activities. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

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The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This news release contains certain terms which do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance the Company’s reported financial performance or position. With the exception of funds from operations, free cash flow and net debt, there are no comparable measures to these non-GAAP measures in accordance with IFRS. The following non-GAAP measures are considered to be useful as complementary measures in assessing the Company’s financial performance, efficiency and liquidity:

•	“Funds from operations” or “FFO” is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of financial performance. FFO is presented to assist management and investors in analyzing operating performance of the Company in the stated period. FFO equals cash flow – operating activities plus change in non-cash working capital.

•	“Free cash flow” is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures and investment in joint ventures. Free cash flow has been restated in the first quarter of 2018 in order to be more comparable to similar non-GAAP measures presented by other companies. Changes from prior period presentation include the addition of investment in joint ventures.

•	“Earnings break-even” reflects the estimated WTI oil price per barrel priced in US dollars required in order to generate a net income of Cdn$0 in the 12-month period ending December 31 of the indicated year. This assumption is based on holding several variables constant throughout the applicable 12-month period, including foreign exchange rate, light-heavy oil differentials, realized refining margins, forecast utilization of Downstream facilities, estimated production levels and other factors consistent with normal oil and gas company operations. Earnings break-even is used to assess the impact of changes in WTI oil prices on the net earnings of the Company and could impact future investment decisions. Earnings break-even does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers.

•	“Sustaining capital” is the additional development capital that is required by the business to maintain production and operations at existing levels. Development capital includes the cost to drill, complete, equip and tie-in wells to existing infrastructure. Sustaining capital does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers.

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•	“Net debt” is a non-GAAP measure that equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Net debt is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

•	“Net debt to funds from operations” or “net debt to FFO” is a non-GAAP measure that equals net debt divided by FFO. Net debt to FFO is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

DISCLOSURE OF OIL AND GAS INFORMATION

Unless otherwise indicated, projected production volumes provided represent the Company’s working interest share before royalties.

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures. Boe amounts have been calculated by using the conversion ratio of 6 mcf of natural gas to 1 bbl of oil. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Readers are cautioned that the term boe may be misleading, particularly if used in isolation.

The Company uses the term “reserves replacement ratio”, which is consistent with other oil and gas companies’ disclosures. Reserves replacement ratios for a given period are determined by taking the Company’s incremental proved reserves additions for that period divided by the Company’s Upstream gross production for the same period. The reserves replacement ratio measures the amount of reserves added to a company’s reserves base during a given period relative to the amount of oil and gas produced during that same period. A company’s reserves replacement ratio must be at least 100 percent for the company to maintain its reserves. The reserves replacement ratio only measures the amount of reserves added to a company’s reserves base during a given period.

All currency is expressed in Canadian dollars unless otherwise indicated.

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